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EXHIBIT 3.5 - AMENDMENT TO THE BYLAWS OF INCOMNET, INC., DATED AUGUST 13, 1997

On August 13, 1997, the Board of Directors of the Company adopted an amendment to Article III. Section 2 of the Company's Bylaws providing that the fixed number of directors of the Company will be seven (7) members, rather than six (6) members, within a range of permitted directors numbering a minimum of five (5) and a maximum of nine (9). The amended Article II.
Section 2 of the Bylaws now reads as follows:

         Section 2. NUMBER OF DIRECTORS. The number of directors of the corporation shall not be less than five (5) nor more than nine (9). The exact number of directors shall be seven (7) until changed, within the limits specified above, by a Bylaw amending this Section 2, duly adopted by the Board of Directors or by the shareholders. Such indefinite number of directors may be changed, or a definite number fixed without provision for an indefinite number, by a duly adopted amendment to the Articles of Incorporation or by an amendment to this bylaw duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that an amendment reducing the number or the minimum number of directors to a number less than five cannot be adopted if the votes cast against its adoption at a meeting of the shareholders, or the shares not consenting in the case of action by written consent, are equal to more than 16-2/3% of the outstanding shares entitled to vote. No amendment may change the stated maximum number of authorized directors to number greater than two times the stated minimum number of directors minus one.